EXHIBIT 12.2

STERLING FINANCIAL CORPORATION
COMPUTATION OF RETURN ON AVERAGE ASSETS

For the 3 and 12 Months Ended December 31, 2003

	Quarter to date	Twelve Months

December 31, 2002		3,507,020,636
January 31, 2003		3,661,124,509
February 28, 2003		3,713,273,553
March 31, 2003		3,821,219,428
April 30, 2003		3,853,590,536
May 31, 2003		3,756,348,052
June 30, 2003		4,094,587,155
July 31, 2003		4,085,298,650
August 31, 2003		4,144,886,228
September 30, 2003	4,075,449,532	4,075,449,532
October 31, 2003	4,185,518,547	4,185,518,547
November 30, 2003	4,241,825,379	4,241,825,379
December 31, 2003	4,276,906,126	4,276,906,126

	16,779,699,584	51,417,048,331

Divide by Number of Months	4	13

Average	4,194,924,896	3,955,157,564

Net Income	$8,987,332	$34,912,817

Divide by Average Assets	4,194,924,896	3,955,157,564

Return on Average Assets	0.85%	0.88%

Number of Days in Period	92	365